April 29, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Silexion Therapeutics Corp Request to Withdraw Second Post-Effective Amendment to Form S-1 Filed with the Securities and Exchange Commission on April 10, 2025 SEC File No. 333-282017

Dear Madam or Sir:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Silexion Therapeutics Corp, an Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the second Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form S‑1 (Commission File No. 333-282017), filed by the Company with the Commission on April 10, 2025 (the “Mislabeled Post-Effective Amendment”).

Due to an inadvertent error, the Mislabeled Post-Effective Amendment was mistakenly given the file number 333-282017, whereas it should have been labeled with the file number 333-282932, which was the file number of the actual original registration statement for which it was intended to serve as a post-effective amendment.

The Mislabeled Post-Effective Amendment has not been declared effective by the Commission, and the Company confirms that no securities have been or will be distributed, issued or sold under the registration statement covered by the Mislabeled Post-Effective Amendment after the Mislabeled Post-Effective Amendment was filed with the Commission.  Therefore, withdrawal of the Mislabeled Post-Effective Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

On April 23, 2025, the Company re-filed the Mislabeled Post-Effective Amendment using the correct, 333-282932 file number, and that corrected post-effective amendment was declared effective by the Commission on April 25, 2025.

If you have any questions or require further information regarding the foregoing, please do not hesitate to contact our outside counsel, Gary Emmanuel of Greenberg Traurig LLP, at +972-58-497-4545 or Gary.Emmanuel@gtlaw.com or Jonathan M. Nathan of Meitar Law Offices, at +972-52-312-5574 or jonathann@meitar.com.

Silexion Therapeutics Corp By: /s/ Ilan Hadar Name: Ilan Hadar Title: Chairman and Chief Executive Officer